UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

AVG Technologies N.V.

(Name of Issuer)

Ordinary Shares, €0.01 per share

(Title of Class of Securities)

N07831105

(CUSIP Number)

June 23, 2014

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. N07831105	13G	Page 2 of 9

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) PEF V Information Technology II S.à.r.l
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Grand Duchy of Luxemburg
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 2,117,124
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 2,117,124
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,117,124
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 4.04%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

CUSIP No. N07831105	13G	Page 3 of 9

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Polish Enterprise Fund V, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 2,117,124
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 2,117,124
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,117,124
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 4.04%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP No. N07831105	13G	Page 4 of 9

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Polish Enterprise Investors III, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 2,117,124
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 2,117,124
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,117,124
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 4.04%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

CUSIP No. N07831105	13G	Page 5 of 9

Item 1(a).	Name of Issuer:

AVG Technologies N. V. (the “Issuer”)

Item 1(b).	Address of Issuer’s Principal Executive Offices:

Gatwickstraat 9-39

1043 GL Amsterdam

The Netherlands

Item 2(a).	Names of Persons Filing:

PEF V Information Technology II S.à.r.l. (“PEF IT II”)

Polish Enterprise Fund V, L.P. (the “Fund”)

Polish Enterprise Investors III, LLC (“PEI III” or the “GP”)

PEF IT II, the Fund, and PEI III are sometimes referred to collectively herein as the “Reporting Persons”.

Item 2(b).	Address of Principal Business Office or, if None, Residence:

The address of the principal business office of PEF IT II is 29, Boulevard Prince Henri L-1724, Grand Duchy of Luxembourg.

The address of the principal business office of the Fund and of PEI III is c/o Enterprise Investors Corporation, 590 Madison Avenue II, 18th Floor, New York, NY 10022.

Item 2(c).	Citizenship:

PEF IT II is a corporation organized under the laws of the Grand Duchy of Luxembourg.

The Fund is a limited partnership organized under the laws of the State of Delaware.

The GP is a limited liability company organized under the laws of the State of Delaware.

Item 2(d).	Title of Class of Securities:

Ordinary Shares, par value €0.01 per share (“Common Stock”).

Item 2(e).	CUSIP Number:

N07831105.

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable.

CUSIP No. N07831105	13G	Page 6 of 9

Item 4.	Ownership.

(a)	Amount Beneficially Owned: PEF IT II is the record owner of 2,117,124 shares of Common Stock as of June 23, 2014 (the “Shares”). As the sole shareholder of PEF IT II, the Fund may be deemed to own beneficially the Shares. As the sole general partner of the Fund, PEI III may be deemed to own beneficially the Shares.

(b)	Percent of Class: See Line 11 of cover sheets. The percentages set forth on the cover sheet for each Reporting Person are calculated based on the 52,418,520 shares of Common Stock reported to be outstanding on the Issuer’s Form 6-K, filed with the Securities Exchange Commission on July 30, 2014.

(c)	Number of shares as to which such person has:

(i)	sole power to vote or to direct the vote: See Line 5 of cover sheets.

(ii)	shared power to vote or to direct the vote: See Line 6 of cover sheets.

(iii)	sole power to dispose or to direct the disposition of: See Line 7 of cover sheets.

(iv)	shared power to dispose or to direct the disposition of: See Line 8 of cover sheets.

Each Reporting Person disclaims beneficial ownership of such Securities except for the shares, if any, such Reporting Person holds of record.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the Reporting Persons have ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☒.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

In connection with the initial purchase by PEF IT II of shares of the Issuer from a third party through a series of private transactions preceding the IPO, such third party has a contractual right to receive a portion of the proceeds from the sale of certain Shares by PEF IT II under certain circumstances. While it is not determined as to the value from the sale of the Shares that such third party will receive, the Reporting Persons expect such contractual right relates to less than 5% of the Common Stock of the Issuer.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable. The Reporting Persons expressly disclaim membership in a “group” as used in Rule 13d-5(b).

CUSIP No. N07831105	13G	Page 7 of 9

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certification.

Not applicable. This Schedule 13G is not filed pursuant to Rule 13d-1(b) or Rule 13d–1(c).

Material to be Filed as Exhibits.

Exhibit 1 – Agreement regarding filing of joint Schedule 13G.

CUSIP No. N07831105	13G	Page 8 of 9

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

EXECUTED this 11th day of August, 2014.

PEF V Information Technology II S.à.r.l.

By:	/s/ Florence Bastin
Florence Bastin
Director

By:	/s/ Tadeusz Galkowski
Tadeusz Galkowski
Director

Polish Enterprise Fund V, L.P.

By:	Polish Enterprise Investors III, LLC
General Partner

By:	/s/ Robert G. Faris
Robert G. Faris
Chief Executive Officer

Polish Enterprise Investors III, LLC

By:	/s/ Robert G. Faris
Robert G. Faris
Chief Executive Officer

CUSIP No. N07831105	13G	Page 9 of 9

EXHIBIT 1

AGREEMENT

Pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, the undersigned hereby agree that only one statement containing the information required by Schedule 13G need be filed with respect to the ownership by each of the undersigned of shares of stock of AVG Technologies N.V.

EXECUTED this 11th day of August, 2014.

PEF V Information Technology II S.à.r.l.

By:	/s/ Florence Bastin
Florence Bastin
Director

By:	/s/ Tadeusz Galkowski
Tadeusz Galkowski
Director

Polish Enterprise Fund V, L.P.

By:	Polish Enterprise Investors III, LLC
General Partner

By:	/s/ Robert G. Faris
Robert G. Faris
Chief Executive Officer

Polish Enterprise Investors III, LLC

By:	/s/ Robert G. Faris
Robert G. Faris
Chief Executive Officer